Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 58427-10 May 23, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:       Mr. John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:      Douglas Lake Minerals Inc. (now known as Handeni Gold Inc.)
            Form 10-K for Fiscal Year Ended May 31, 2011
            Filed September 13, 2011
            File No. 000-50907

              We are counsel for and write on behalf of Handeni Gold Inc. (formerly known as Douglas Lake Minerals Inc. and referred to herein as the "Company") in response to the Staff's letter of May 15, 2012 (the "Comment Letter") signed on behalf of Mr. John Reynolds, of the United States Securities and Exchange Commission (the "Commission").

              On behalf of the Company we provide below the Company's responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Commission Comment:

Form 10-K for the Fiscal Year Ended May 31, 2011

1.        Please confirm that in future filings, in addition to being signed by the company's principal executive officer and principal financial officer, the report will be signed by the company's principal accounting officer or controller. See Form 10-K, General Instruction D(2)(a).

Company Response:

              We hereby confirm, on behalf of the Company, that that Company has advised that in future filings, in addition to being signed by the Company's principal executive officer and principal financial officer, the report will be signed by the Company's principal accounting officer or controller.

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

              We hereby confirm, on behalf of the Company, that enclosed herewith is a written statement from the Company as requested by the Commission.

              On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

              On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex

Encl:     Written Statement of the Company

cc:       Handeni Gold Inc.

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